EXHIBIT 21

Subsidiaries of the Registrant Listing the Jurisdiction of Organization

SUBSIDIARY	JURISDICTION

Cavico Bridge and Underground Construction JSC	Vietnam

Cavico Mining and Construction JSC	Vietnam

Energy Construction JSC	Vietnam

Cavico Hydropower Construction JSC	Vietnam

Cavico Infrastructure Construction JSC	Vietnam

Cavico Transport JSC	Vietnam

Cavico Construction Trading JSC	Vietnam

Cavico Power and Resource JSC	Vietnam

Cavico Tower	Vietnam

Cavico Industry & Tech Service	Vietnam

Cavico Manpower	Vietnam

Cavico Stone & Mineral	Vietnam

Cavico PHI Cement	Vietnam

Luong Son International Tourist	Vietnam

Cavico Land	Vietnam

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.